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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                  RESTRUCTURING AT HOLLINGER INTERNATIONAL INC.

                  Toronto, Canada, November 17, 2003 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that its subsidiary Hollinger International Inc. ("Hollinger International") (NYSE:HLR) has announced a comprehensive restructuring proposal which includes engaging Lazard Freres & Co. LLC to review and evaluate its strategic alternatives (including a possible sale of Hollinger International, a possible combination of Hollinger International with Hollinger or a sale of one or more major properties) and certain board and management changes as described in Hollinger International's press release which is attached. Hollinger International also announced that it is seeking repayment of US$16.55 million of non-compete payments made to Hollinger in 1999 and 2000 in connection with US asset sales by Hollinger International.

                  Certain aspects of the changes announced by Hollinger International have important consequences for Hollinger. The termination by Hollinger International of the management agreement (the "Ravelston Management Agreement") between Hollinger International and Ravelston Management Inc. ("RMI") effective June 1, 2004 and negotiations to reduce the fees paid to RMI under the Ravelston Management Agreement for the period January 1, 2004 to June 1, 2004, may impair the ability of RMI to make its required support payments to Hollinger, which may in turn adversely impact Hollinger's liquidity position. Unless the strategic process to be undertaken by Hollinger International yields sufficient dividends or other distributions or Hollinger completes a financing or sale of those of its assets which are not pledged for its Senior Secured Notes due 2011, Hollinger may not be able to meet its obligations as they come due, including its obligations under its Senior Secured Notes.

                  Hollinger's Audit Committee has, since it was apprised by Hollinger International's Special Committee and Hollinger management of the non-compete payments received by Hollinger, been conducting its investigation into these payments and whether there was appropriate approval by Hollinger International's directors, and has assisted and co-operated with Hollinger International's Special Committee and Audit Committee in investigating the circumstances surrounding these payments. Hollinger is completing its assessment of the extent to which it is liable to make repayment of these amounts. Lord Black has agreed with Hollinger International that he would seek repayment in full by Hollinger of the non-compete payments received by it, with interest, by no later than June 1, 2004. In the event that Hollinger is required to repay all or a portion of such payments, there could be a material adverse impact on Hollinger.

                  Hollinger International also announced that in respect of an aggregate of US$15.6 million of previously disclosed non-compete payments paid in 2000 and 2001 to Lord Black and Messrs. Radler, Atkinson and Boultbee, each of Lord Black, Mr. Radler and Mr. Atkinson have agreed to repay to Hollinger International the full amount of such payments received by them, together with interest, in light of the fact that steps to authorize such payments were not completed as required.



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                  Lord Black has agreed with Hollinger International that during the strategic process to be undertaken by that company, in his capacity as controlling shareholder of Hollinger, he will not support a transaction involving ownership interests in Hollinger if such transaction would negatively affect Hollinger International's ability to consummate a transaction resulting from the strategic process, subject to limited exceptions.

                  The Board of Directors of Hollinger was provided with the Hollinger International restructuring proposal on November 16, 2003 and is assessing the matters addressed therein and the implications for Hollinger, and is considering its appropriate course of action.

                  Hollinger's principal asset is its approximately 72.7% voting and 30.3% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

Daniel W. Colson
Vice-Chairman
Hollinger Inc.
Tel: 011-44-20-7-538-6275


                                     - 30 -


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                          Hollinger International Inc.


         Hollinger International Announces:

         o   Retention of Lazard LLC to Evaluate Strategic Alternatives

         o   Certain Management and Other Changes

         o Corrections of Certain Prior Disclosures Concerning Related Party Transactions in 1999, 2000 and 2001.

         Monday, November 17, 2003 -- Hollinger International Inc. ("Hollinger") (NYSE: HLR) today announced that its board of directors has retained Lazard LLC ("Lazard") to review and evaluate its strategic alternatives, including a possible sale of the company, a sale of one or more of its major properties or other possible transactions (the "Strategic Process").

         In addition to commencing the Strategic Process, Hollinger also announced a series of management changes. Lord Conrad M. Black of Crossharbour ("Lord Black") has advised the board that, in light of the Strategic Process, he will retire as Chief Executive Officer effective November 21, 2003, and that he will devote his time and attention primarily to pursuing the Strategic Process. Lord Black will remain as non-executive Chairman of Hollinger, and he will continue unchanged his role as Chairman of The Telegraph Group, Ltd. (the "Telegraph"), a wholly-owned subsidiary of Hollinger.

         Lord Black said: "Now is the appropriate time to explore strategic opportunities to maximize value for all shareholders of Hollinger International. We are delighted that Bruce Wasserstein and his team at Lazard will be working with us to ensure the market is well aware of the substantial value of the Company's assets. Reflecting my full support of this process, I will be devoting my attention in coming months to achieving a successful outcome for all Hollinger shareholders. The present structure of the group clearly must be renovated. As the Strategic Process proceeds we will continue to cooperate entirely with the Special Committee to resolve corporate governance concerns."

         The board has also accepted the resignations with immediate effect of Mr. F. David Radler as President and Chief Operating Officer of Hollinger, and also as Publisher of the Chicago Sun-Times, and Mr. Mark Kipnis, as Vice President and Corporate Counsel. Mr. Radler has indicated to Lord Black a desire to work on privately held newspaper interests. Mr. Radler and Mr. Peter Y. Atkinson have resigned as members of the board of directors of Hollinger, although Mr. Atkinson remains an Executive Vice President of Hollinger and will continue in that capacity as well as assisting in the conduct of the Strategic Process. The executive committee terminated the employment of Mr. J.A. Boultbee, an Executive Vice President of Hollinger, after failing to reach agreement with him on several matters.

         In recognition of the retirement of Lord Black and the resignation of Mr. Radler, the board has approved a series of management changes. These include:

        o Gordon A. Paris has been elected Interim President and Chief Executive Officer of Hollinger, with his election as CEO to take effect on the date of Lord Black's




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             retirement. Mr. Paris is currently a director of Hollinger, and serves as Chairman of the Special Committee (the "Special Committee") of Hollinger's board that was formed in June, 2003, to investigate certain allegations regarding related party transactions. Mr. Paris is a Managing Director of the New York-based investment banking firm of Berenson & Company, where he heads its media, telecommunications and restructuring practices. Mr. Paris will serve as Hollinger CEO concurrently with remaining active in his current position with Berenson.


        o Daniel W. Colson, currently Vice Chairman and a director of Hollinger and Deputy Chairman and CEO of the Telegraph Group, has been elected to the additional position of Chief Operating Officer of Hollinger. Mr. Colson will continue in his current responsibilities with the Telegraph Group along with assuming his new wider responsibilities for overall operations. Mr. Colson has been an officer of Hollinger for more than 15 years, and has managed Hollinger activities in various parts of the world.

        o The Hon. Raymond G. H. Seitz has been elected chairman of the Executive Committee of the board of directors. Ambassador Seitz was elected to the board of Hollinger in July, 2003, where he also serves on the Special Committee. He is the former U.S. Ambassador to the Court of St. James, and also is a former Chairman of Lehman Brothers (Europe). Mr. Seitz is a current or former director of numerous major corporations in the U.S., Europe and Asia.


        o    The Hon. James R. Thompson, The Hon. Richard Burt, and Mr. Graham
             W. Savage have been elected members of the Executive Committee. Governor Thompson and Ambassador Burt currently serve as Chairman and a member, respectively, of the Audit Committee of Hollinger. Mr. Savage was elected to the board of Hollinger in July, 2003, and also serves as a member of the Special Committee. Mr. Savage has also been elected to the Audit Committee. Lord Black will continue as a member of the Executive Committee along with Messrs. Seitz, Thompson, Burt and Savage.


        Mr. Paris commented, "This is a pivotal moment in Hollinger's history, and I welcome the opportunity to work with all the employees of Hollinger and its board to ensure a smooth transition. The Company has magnificent assets, and a superb group of employees who have created tremendous vitality and quality in our publications."

         In the course of its work, the Special Committee has recently been reviewing certain payments to members of senior management and to Hollinger's parent company Hollinger, Inc. ("HLG") in 1999, 2000 and 2001. These payments were characterized as "non-competition" payments in connection with sales of U.S. community newspaper properties. The Audit Committee has joined the Special Committee in this phase of the investigation, and the two committees have worked jointly to determine the facts and to make recommendations to the full board of directors.



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         The Committees have determined that a total of $32.15 million in payments styled as "non-competition payments" were made that were not authorized or approved by either the audit committee or the full board of directors of Hollinger. The U.S. community newspaper sales related to these payments involved total proceeds of approximately $760 million.

         Of the total unauthorized payments, $16.55 million was paid to HLG in 1999 and 2000, approximately $7.2 million each was paid to Lord Black and Mr. Radler in 2000 and 2001, and just over $600,000 was paid to each of Mr. Boultbee and Mr. Atkinson in 2000 and 2001.

         Hollinger's prior public disclosure relating to these matters was incomplete or inaccurate in some respects. The $16.55 million in payments to HLG have not previously been publicly disclosed in the notes to Hollinger's financial statements or in filings with the U.S. Securities and Exchange Commission (the "SEC").

         The $15.6 million in payments to the four individuals were disclosed in Hollinger's Form 10-K filed in March, 2002. However, this prior disclosure stated that the payments in question had been authorized by the independent directors of the board, which did not occur, and that the payments were made "to satisfy a closing condition," which was not accurate. In addition, $5.5 million of such payments were reported to have occurred in 2000 rather than in 2001, when such payments were actually made.

         In light of the fact that steps to authorize the payments in question were not completed as required, each of Lord Black, Mr. Radler and Mr. Atkinson have agreed to repay Hollinger the full amount of the unauthorized payments received by them, together with interest dating from the date of receipt of these funds, not later than June 1, 2004. In addition, Lord Black has agreed to seek repayment in full by HLG of the amounts received by it, with interest, by no later than June 1, 2004. Upon receipt of such restitution, Hollinger's cash position and net worth will be increased compared with previously reported amounts. Officers of Hollinger, including Lord Black, have actively cooperated with the Special Committee, which will continue its work to resolve outstanding issues as expeditiously as possible.

         In addition to the management changes described above, the board of directors and Lord Black have agreed on additional changes to the current structure of Hollinger in light of the Strategic Process and other developments. Hollinger has notified Ravelston Management Inc. ("RMI"), a subsidiary of the Ravelston Corporation Ltd. (collectively, "Ravelston"), both of which are controlled by Lord Black, that the management agreement pursuant to which RMI has historically provided management services to Hollinger will be terminated in accordance with its terms effective June 1, 2004.

         In addition, under the terms of the management agreement with RMI, the management fee is to be renegotiated during each successive calendar year period. Hollinger has notified Ravelston that beginning January 1, 2004 the management fee for the remaining term of the agreement, will be reduced to reflect the personnel changes described above and other factors. Ravelston currently provides Hollinger certain financial, accounting and operational services through a staff of approximately 30 individuals. Hollinger expects to bring these services in-house or otherwise obtain them during the transition period prior to conclusion of the management agreement.


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         Lord Black has also agreed that during the pendency of the Strategic
Process, in his capacity as the majority stockholder of HLG, he will not support a transaction involving ownership interests in HLG if such transaction would negatively affect Hollinger's ability to consummate a transaction resulting from the Strategic Process unless any such transaction involving HLG meets certain limited conditions, and after reasonable prior notice to Hollinger.

         Under the restructuring approved by the board, Hollinger expects to review the possible sale of the corporate aircraft owned by Hollinger. The company expects to review alternatives for phasing out or eliminating a second aircraft currently leased by Hollinger.

         Hollinger has notified its independent auditors, KPMG LLP, of these matters, and the Audit Committee has requested the auditors to assist in determining the appropriate accounting treatment for the matters in issue. KPMG has advised the Audit Committee and the Special Committee that it is reviewing the consequences of these matters.

         On November 14, 2003, Hollinger notified the SEC pursuant to Rule 12b-25 of its inability to file its Form 10-Q for the period ended September 30, 2003 in a timely manner. Hollinger expects to file its 10-Q on or before November 19, 2003. Representatives of the Special Committee have informed the SEC of the findings of the Special Committee, and Hollinger will cooperate fully with any inquiries stemming from these matters.

         Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator magazine in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

         Cautionary Statement on Forward-Looking Statements Certain statements made in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result" or similar words or phrases. Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by Hollinger International with the Securities and Exchange Commission, including in its Forms 10 K and 10 Q. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

For Information Contact:
Paul B. Healy
Vice President
Corporate Development and Investor Relations
Hollinger International Inc.
(212) 586-5666